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                              October 31, 2023

       Shangzhao Hong
       Chief Executive Officer
       Creative Global Technology Holdings Ltd
       Unit 03, 22/F, Westin Centre
       26 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Creative Global
Technology Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed October 20,
2023
                                                            File No. 333-273329

       Dear Shangzhao Hong:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2023 letter.

       Amendment No. 2 to Form F-1 filed October 20, 2023

       Item 8. Exhibits and Financial Statement Schedules, page II-2

   1. Please update your financial statements in accordance with Item 8.A.4. of Form 20-F or include the
representation noted in the Instruction to Item 8.A.4:2. as an exhibit to your registration statement.
 Shangzhao Hong
FirstName LastNameShangzhao   Hong Ltd
Creative Global Technology Holdings
Comapany
October 31,NameCreative
            2023        Global Technology Holdings Ltd
October
Page 2 31, 2023 Page 2
FirstName LastName
       Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Lan Lou